UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe

Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated July 11, 2024, announcing the incorporation of TDC Veri Hizmetleri A.Ş.

Istanbul, July 11, 2024

Announcement Regarding the Incorporation of TDC Veri Hizmetleri A.Ş.

As per our announcement dated January 29, 2024, TDC Veri Hizmetleri A.Ş., in which our Company’s subsidiary Turktell Bilişim Hizmetleri A.Ş. has a 100% shareholding and whose capital is TRY 250,000, has been incorporated. The registration of the company was announced on July 11, 2024.

Board Decision Date for Acquisition	:	29.01.2024

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	-

Title of Non-current Financial Asset Acquired	:	TDC Veri Hizmetleri A.Ş.

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Operating in the fields of data processing, data analysis, data storage, server hosting, server leasing, and computer programming with cloud solutions.

Capital of Noncurrent Financial Asset	:	TRY 250,000

Acquirement Way	:	Establishment of a new Company (Establishment)

Date on which the Transaction was/will be Completed	:	The establishment of the Company is completed with the registration and announcement.

Acquisition Conditions	:	Cash

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	250,000

Purchase Price Per Share	:	TRY 1

Total Purchasing Value	:	250,000

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	100%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	100%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	100%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-

Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	-

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	-

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	-

Agreement Signing Date if Exists?	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	Not prepared

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 11, 2024	By:	/s/ Özlem Yardım
Name: Özlem Yardım
Title: Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 11, 2024	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon
Title: Chief Financial Officer